FastenTech, Inc.

8500 Normandale Lake Boulevard

Suite 1230

Minneapolis, MN 55437

March 27, 2007

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Terence O’Brien

RE:	FastenTech, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 22, 2006
File No. 333-108365

Ladies and Gentleman:

FastenTech, Inc. (the “Company” or “FastenTech”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 13, 2007 from Terence O’Brien of the Commission to Michael R. Elia of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2006 filed with the Commission on December 22, 2006 (the “Form 10-K”). The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Company has included above each response a copy of the comment to which it is responding.

Segment Results of Operations, page 40

1.	Comment: We have reviewed your response to our prior comment 1. We note in your response, that “EBITDA is an important component used in measuring the Company’s compliance with the terms of its revolving credit facility...” Based on your response, it is unclear whether EBITDA is also used as a liquidity measure. If so, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any for which management uses EBITDA as a liquidity measure.

In your response to us, please show us your proposed disclosures that you will present in your future filings for EBITDA as a liquidity measure and a performance measure.

Securities and Exchange Commission

March 27, 2007

Response: In its future filings, the Company will indicate that EBITDA is a non-GAAP liquidity measure and will also provide a reconciliation of EBITDA to cash flow from operations. Set forth below is the disclosure the Company will include in the Segment Results of Operations, a section of its MD&A, including a sample of the reconciliation of EBITDA to cash flow from operations (using Fiscal Year 2006 as an example):

SEGMENT RESULTS OF OPERATIONS

Segment Reported Results

(dollars in thousands)

	2006	2005	2004
Net sales:
Specialized Components	$212,937	$177,755	$150,545
Aerospace-grade Components	196,286	149,909	92,085
Eliminations	(246)	(148)	(216)

Total net sales	$408,977	$327,516	$242,414

EBITDA:
Specialized Components	33,349	26,209	23,967
Aerospace-grade Components	36,726	31,102	24,485
Unallocated corporate operating expenses	(8,430)	(7,320)	(6,963)

EBITDA	61,645	49,991	41,489
Depreciation and amortization:
Specialized Components	(7,213)	(6,569)	(6,461)
Aerospace-grade Components	(12,605)	(6,679)	(2,726)
Corporate	(157)	(87)	(54)

Depreciation and amortization	(19,975)	(13,335)	(9,241)
Impairment of long-lived assets	—	(1,597)	(1,018)
Impairment of goodwill	—	—	(14,027)
Excess of fair value assigned to inventory included in cost of goods sold	(1,286)	—	—
Restructuring charges	(541)	(216)	—

Total operating income	39,843	34,843	17,203
Interest expense	(32,177)	(26,139)	(23,318)
Interest expense on redeemable preferred stock	(2,894)	(3,454)	—
Gain on repurchase of redeemable preferred stock	2,210	4,035	—
Loss on sale of discontinued product line	(2,284)	—	—
Other, net	203	363	346

Income (loss) before income taxes, minority interest, discontinued operations, and cumulative effect of a change in accounting principle	$4,901	$9,648	$(5,769)

Net income	$3,265	$6,398	$9,461

Securities and Exchange Commission

March 27, 2007

Reconciliation of EBITDA to Cash Flow from Operations:

	Year Ended September 30,
	2006	2005	2004
EBITDA	$61,645	$49,991	$41,489
Income tax (expense) benefit	(1,636)	(3,250)	3,499
Interest expense - long term debt	(32,177)	(26,139)	(23,318)
Amortization of debt issuance costs	1,453	1,444	1,179
Deferred income taxes	2,429	(255)	(2,444)
Other income	203	363	346
Excess of fair value assigned to inventory included in cost of goods sold	(1,286)	—	—
Restructuring charges	(541)	(216)	—
Net changes in current assets and liabilities	(1,313)	(28,554)	(2,701)

Cash flows from operating activities	$28,777	$(6,616)	$18,050

Securities and Exchange Commission

March 27, 2007

Segment Results of Operations and EBITDA:

Management presents EBITDA (earnings before interest, taxes, depreciation, and amortization), a non-GAAP measure, because we use EBITDA data to measure the performance of our operating segments and as a basis for compensating our operating managers. We also realize that certain investors use such information as one measure of our liquidity and historical ability to meet debt service, capital expenditure and working capital requirements. In addition, the Company’s debt covenants in the credit agreement relating to our credit facility contain ratios based on this measure.

EBITDA is not intended to represent and should not be considered more meaningful nor should it be considered in isolation or as a substitute for, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA is also not intended to represent cash flows for the period or funds available for management’s discretionary use. Moreover, because of potential inconsistencies in the method of calculation, EBITDA is not necessarily comparable to other similarly titled captions used by other companies or used in the Company’s debentures, credit, or other similar agreements. In order to compensate for differences in the calculation of EBITDA across companies, EBITDA should be evaluated in conjunction with GAAP measures such as operating income, net income, and other measures of equal importance.

3.	Divestitures and Discontinued Operations, page 69

2.	Comment: We have reviewed your response to our prior comment 7. We note in your response that you considered pretax income, but you determined it to be less meaningful because it is not a measure analyzed by your investors. Please explain to us why an investor would not consider your pretax income to be an important measure of your business. In consideration of SPOA’s pretax loss of $513 and the loss on the sale of SPOA of $2,284 related to the write-off of fixed assets and goodwill, it appears that your total loss on discontinued operations related to SPOA is $2,797, which would increase your consolidated pretax income from $4,901 to $7,698. Please confirm our understanding. Therefore, it appears that your loss on discontinued operations is 36.3% of your consolidated pretax income. In light of this significant percentage, it remains unclear to us how you determined the discontinued operations of SPOA is not material and thus should not be separately reported pursuant to paragraphs 41-43 of SFAS 144. Please explain to us your continued assessment that the discontinued operations of SPOA is not material to your financial statements.

Response: SPOA coated various components manufactured by the Company and provided coating services to third parties. Before the Company decided on the method of disclosing the sale of SPOA’s assets, it analyzed the criteria for recording the sale as a discontinued operation under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.”

Securities and Exchange Commission

March 27, 2007

The Company believes that its continuing direct cash outflows (both with the former SPOA entity and with other outsourced manufacturers) for the products previously coated by the former SPOA entity preclude the Company from reporting the operations of SPOA as discontinued operations pursuant to SFAS 144 and EITF 03-13 for the following reasons:

1) The Company now purchases the coating services previously provided by SPOA from the new owners of SPOA and, to a lesser degree, from outsourced manufacturers. These purchases will be reflected in the Company’s costs of goods sold.

2) The Company believes these on-going cash outflows are both direct and significant. The Company will continue to incur the costs of the coating services previously provided by SPOA directly with the new owners of SPOA or through migration of the coating services to outsourced manufacturers.

3) While the continuing direct cash flows alone preclude the Company from reporting SPOA as a discontinued operation, it is important to note the Company will remain involved in the quality and scheduling aspects of these coating services with SPOA.

The Company considered this evaluation when it determined how it would disclose the disposition of SPOA. The objective of the Company’s disclosures was to inform the readers of the financial statements that SPOA’s operations were not material to its consolidated results. The Company notes that it separately disclosed the relevant issues of this transaction by disclosing the loss from the sale of the SPOA assets separately on the face of its financial statements.

In future filings, both MD&A and the Notes to the financial statements will be revised as follows:

The results of SPOA are not material and because we continue to incur cash flows related to the purchase of services from the new owners of SPOA, its results of operations have been included in continuing operations for all periods presented.

Securities and Exchange Commission

March 27, 2007

If you have any questions regarding the forgoing, please direct them to the undersigned at (952) 921-2091.

Sincerely,

/s/ Michael R. Elia
Michael R. Elia Senior Vice President and Chief Financial Officer